Filed by Kodiak Gas Services, Inc. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: CSI Compressco LP Commission File No: 001-35195 Date: February 20, 2024

NEWS RELEASE
Contacts: Kodiak Gas Services, Inc. Graham Sones, VP of Investor Relations ir@kodiakgas.com (936) 755-3259
Dennard Lascar Investor Relations Ken Dennard / Rick Black KGS@dennardlascar.com 713-529-6600

Kodiak Gas Services Announces 2023 Fourth Quarter and Full Year

Earnings Release, Conference Call Schedule and Expected Mailing Date of

Consent Statement/Prospectus

MONTGOMERY, TX — February 20, 2024 — Kodiak Gas Services, Inc. (NYSE: KGS), (“Kodiak” or the “Company”), a leading provider of critical energy infrastructure and contract compression services, today announced that it will release 2023 fourth quarter and full year financial results on Wednesday, March 6, 2024 after the market closes. In conjunction with the release, the Company has scheduled a conference call, which will also be broadcast live over the Internet, on Thursday, March 7, 2024 at 11:00 a.m. Eastern Time (10:00 a.m. Central Time).

What:	Kodiak 2023 Fourth Quarter and Full Year Earnings Conference Call

When:	Thursday, March 7, 2024 at 11:00 a.m. Eastern / 10:00 a.m. Central

How:	Live via phone – By dialing 201-389-0872 and asking for the Kodiak call at least 10 minutes prior to the start time, or Live over the Internet – By logging onto the web at the address below

Where:	https://ir.kodiakgas.com/news-events/ir-calendar

For those who cannot listen to the live call, a replay will be available through March 14, 2024 and may be accessed by dialing 201-612-7415 and using pass code 13743792#. Also, an archive of the webcast will be available shortly after the call at https://ir.kodiakgas.com/news-events/ir-calendar for 90 days.

In addition, on February 20, 2024, the Securities and Exchange Commission (the “SEC”) declared effective Kodiak’s registration statement on Form S-4/A (Registration No. 333-276508) (the “Registration Statement”) filed in connection with the Mergers (as defined below) between Kodiak and CSI Compressco LP (the “Partnership”) and certain of their respective affiliates. Kodiak expects for the Partnership to initiate the mailing of the consent statement/prospectus, which forms a part of the Registration Statement, to its unitholders on or about February 21, 2024.

About Kodiak Gas Services, Inc.

Kodiak is one of the largest contract compression services providers in the continental United States with a revenue-generating fleet of over 3.2 million horsepower. Kodiak focuses on providing contract compression services to oil and gas producers and midstream customers in high-volume gas gathering systems, processing facilities, multi-well gas lift applications and natural gas transmission systems. More information is available at www.kodiakgas.com.

Important Information about the Transaction and Where to Find It

In connection with the Agreement and Plan of Merger, dated December 19, 2023 by and between Kodiak, Kodiak Gas Services, LLC, Kick Stock Merger Sub, LLC, Kick GP Merger Sub, LLC, Kick LP Merger Sub, LLC, the Partnership and CSI Compressco GP LLC (the “Merger Agreement”) and the mergers contemplated by the Merger Agreement (the “Mergers”), Kodiak filed with the SEC the Registration Statement, that included a consent statement of the Partnership and a prospectus of Kodiak, which has been declared effective. The Mergers will be submitted to the Partnership’s unitholders for their consideration. The Partnership and Kodiak may also file other documents with the SEC regarding the Mergers. A definitive consent statement/prospectus will be mailed to unitholders of the Partnership. This communication is not a substitute for the Registration Statement that was, or the definitive consent statement/prospectus that will be, filed with the SEC or any other documents that Kodiak or the Partnership (as applicable) may file with the SEC or send to unitholders of the Partnership in connection with the Mergers. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE MERGERS, INVESTORS AND UNITHOLDERS OF THE PARTNERSHIP ARE URGED TO READ THE REGISTRATION STATEMENT, CONSENT STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGERS AND RELATED MATTERS.

The Registration Statement and consent statement/prospectus, any amendments or supplements thereto and other relevant materials, and any other documents filed by the Partnership or Kodiak with the SEC, may be obtained once such documents are filed with the SEC free of charge at the SEC’s website at www.sec.gov or free of charge from the Partnership at the Partnership’s website at www.csicompressco.com or by directing a request to the Partnership’s Investor Relations Department at jon.byers@csicompressco.com or Kodiak at www.kodiakgas.com or by directing a request to Kodiak’s Investor Relations Department at IR@kodiakgas.com.

Participants in the Solicitation

The Partnership, Kodiak and certain of their respective executive officers, directors, other members of management and employees (including those of the Partnership’s general partner) may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies in connection with the Mergers. Information regarding the directors and executive officers of the Partnership’s general partner is available in the section titled “Part III. Item 10. Directors, Executive Officers, and Corporate Governance” on page 49 of the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 13, 2023 (and available at https://www.sec.gov/Archives/edgar/data/1449488/000144948823000007/cclp-20221231.htm#i40c921f80f634f31b68afa431e9e8b34_97). Information regarding Kodiak’s directors and executive officers is available in the section titled “Information About Kodiak—Management of Kodiak” beginning on page 99 of the Registration Statement (and available at

https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/1767042/000119312524031219/d475371ds4a.htm). These documents may be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Registration Statement, and will be contained in the definitive consent statement/prospectus and other relevant materials relating to the Mergers to be filed with the SEC. Security holders, potential investors and other readers should read the definitive consent statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication relates to the Mergers between Kodiak and the Partnership and is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, pursuant to the Mergers or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Cautionary Statement for Purposes of Forward-Looking Statements

This communication contains “forward-looking statements” and information based on the current beliefs of Kodiak. Forward-looking statements in this communication are identifiable by the use of the following words, the negative of such words, and other similar words: “anticipates”, “assumes”, “believes”, “could”, “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “might,” “plans,” “predicts,” “projects,” “seeks,” “should,” “targets,” “will” and “would.” Important factors that could cause actual results to differ from those indicated in the forward-looking statements in this communication include, but are not limited to: (i) the initiation of the mailing of the definitive consent statement/prospectus occurring on anticipated timing, or at all and (ii) other risk factors and additional information.

Kodiak believes that these forward-looking statements are reasonable as and when made. However, caution should be taken not to place undue reliance on any such forward-looking statements because such statements speak only as of the date when made. Kodiak undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In addition, forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical experience and present expectations or projections. These risks and uncertainties include, but are not limited to, those discussed throughout the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Kodiak” sections of the Registration Statement, which are available on the Investor Relations page of Kodiak’s website at https:// https://ir.kodiakgas.com// and on the website of the SEC at www.sec.gov.

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